May 6, 2009

VIA FACSIMILE AND EDGAR

Mr. Kevin Woody

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewitt Associates, Inc.
Form 10-K for the fiscal year ended September 30, 2008
File No. 1-31351

Dear Mr. Woody:

On behalf of Hewitt Associates, Inc. (the “Company”), this letter responds to the Commission’s letter dated March 31, 2009 to Mr. John Park containing the Staff’s comments with respect to the above-referenced filings. For your convenience, each of the Staff’s comments is reprinted in bold below.

Schedule 14A Proxy Statement

Director Compensation, page 10

1.	Please disclose the aggregate number of stock awards outstanding at fiscal year end for each of the directors as required by the Instruction to Item 402(k)(2)(iii) and (iv). Provide this disclosure in future filings and tell us how you plan to comply.

The Company will disclose in future filings the aggregate number of stock awards in a footnote to the Director Compensation table. For example, for fiscal 2008 footnote number (3) on page 10 could have been modified to include a total number of shares outstanding as follows:

Director	Option Awards Outstanding at Year-end	Stock Option - Grant Date Fair Value	Restricted Stock Awards Outstanding at Year-end	Restricted Stock - Grant Date Fair Value	Deferred Stock Units Outstanding at Year-end	Deferred Stock Units - Grant Date Fair Value
	#	$	#	$	#	$
William J. Conaty	—	—	—	—	1,227	46,675
Steven A. Denning	—	—	2,296	79,993	—	—
Cheryl A. Francis	9,400	84,077	2,296	79,993	—	—
Michael E. Greenlees	—	—	—	—	11,206	339,995
Michele M. Hunt	9,400	84,077	—	—	9,426	280,055
Alex J. Mandl	—	—	2,296	79,993	2,838	86,673
Cary D. McMillan	9,400	84,077	—	—	14,461	420,058
Thomas J. Neff	—	—	2,296	79,993	348	10,005
Steven P. Stanbrook	—	—	—	—	9,271	285,004

Kevin Woody

United States Securities and Exchange Commission

May 6, 2009

Compensation Discussion and Analysis, page 15

Explanation of Compensation Components, page 18

2.	Please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary, bonus and long-term incentive awards that he or she did. For example, please discuss each named executive officers’ compensation, including a discussion of the qualitative and quantitative factors used in your compensation decisions for each individual. For guidance, please refer to Item 402(b) of Regulation S-K and our compliance and disclosure interpretation entitled, “Staff Observations in the Review of Executive Compensation Disclosure,” which is located on our website. Provide this disclosure in future filings and tell us how you plan to comply.

The Company will ensure that future filings reflect the Staff’s comments. The Company has disclosed an explanation of key compensation components for Named Executive Officers (“NEO”) starting on page 18 of the proxy. The Company disclosed that salaries of NEO did not change during the fiscal year and the reason therefor. In the future, the Company will also specifically list the individual base salary amounts of each NEO. With regard to bonus and long-term incentives, there are individual disclosures on pages 19 to 22 of the proxy. In future filings, the Company will expand these disclosures to include comments with regard to how and why the Company arrived at these compensation decisions.

The expanded discussion will include reference to the results of the executive compensation study conducted by our independent compensation consultant to the Board. This study included an analysis of base salary, target annual bonus and long-term incentive market data for our defined peer company list (disclosed on page 17 of our last proxy). For each component of compensation, we will discuss how the Company’s NEO compensation levels compare to the results of the study and discuss how this information was used to formulate recommendations for executive pay.

(2)	Short-term Incentives, page 18

3.	You have not provided quantitative disclosures of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual bonuses. Please disclose the specific performance targets used to determine bonus amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note that part of this compensation is based upon qualitative performance factors, such as individual project goals and management/associate development. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). Furthermore, please clarify whether the percentage targets presented on page 19 represent the percentage of an officer’s base salary at which his or her bonus amount is targeted. Provide this disclosure in future filings and tell us how you plan to comply.

The Company’s response is presented in three parts. We will address each and explain how the Company will ensure that future filings reflect the Staff’s comments.

Kevin Woody

United States Securities and Exchange Commission

May 6, 2009

1) Performance targets

In future filings, the Company will disclose more specific details with regard to NEO annual bonus payments for the most recently concluded fiscal year, including plan performance targets for quantitative goals. Beginning on page 19 of the proxy, the Company has provided an overview of the Annual Bonus Plan design, including plan performance measures. These measures include operating income and revenue, which the Company discloses in its periodic filings. For those measures, the Company will expand the disclosure to include target performance required to receive 100% payout, actual result for the completed fiscal year and the resulting bonus payment to the NEO. The expanded disclosure will also include a discussion of quantitative measures, examples of these measures and how this portion of the bonus was evaluated and earned.

2) Qualitative performance factors

On page 19 of the proxy, the Company also discloses the nature of the qualitative performance factors pertinent to the incentive compensation targets, including Build for the Future and Management/Associate Development. In order to comply with the Commission’s request, in the future the Company will expand this discussion to include examples of such measurements.

3) Bonus Targets

The Company will clarify in future disclosures that bonus target percentages represent a percentage of an officer’s actual base salary for the fiscal year.

(3)	Long-term Incentives, page 20

4.

In future filings, with respect to long-term incentive awards, please provide a more detailed analysis of how the company determined the actual awards and where the awards stand with respect to the philosophy to target the 50th percentile of your peer group. Please disclose the actual factors considered in making the equity awards for each named executive officer. For example, please explain with specificity how you determined the amounts of stock options to be granted to your named officers. Furthermore, as noted in the previous comment, please disclose the specific targets used to determine performance-based stock rewards. Provide this disclosure in future filings and tell us how you plan to comply.

The Company will ensure that future filings reflect the Staff’s comments by expanding the discussion of long-term incentive award determination. This will include a discussion of the Company’s market analysis which is performed by our independent external compensation consultant. The Company will also discuss the factors used to determine award sizes. For instance, in fiscal 2008 long-term incentive awards for NEOs fell below the peer group median. This discussion will specifically address the Chief Executive Officer and other NEOs.

The Company will also ensure that future filings reflect the Staff’s comments regarding disclosure of specific targets used for performance-based stock awards. The Company has disclosed on page 21 of the proxy the four measures used in the Performance Share Plan. In future filings, the Company will expand this disclosure using an approach similar to that described in response to question #3 above.

Kevin Woody

United States Securities and Exchange Commission

May 6, 2009

Executive Benefits and Perquisites, page 23

5.	We note that named executive officers can also participate in the “vacation ‘splash’” benefit. Please explain what this benefit entails and provide similar disclosures in future filings.

The Company offers to all U.S. and Canadian employees, including NEOs, additional paid time off based on years of service and the program is known as “splash” vacation.  Employees receive the additional paid time off in certain years to recognize their service with the Company. Under the “splash” program, NEOs are eligible for five weeks of vacation time in the year they reach their fifth year of service with the Company and every five years thereafter. During fiscal 2008, only one NEO had sufficient years of service to earn additional vacation time. The Company will provide such additional disclosure in future filings.

6.

Please disclose where this element of compensation stands with respect to the philosophy to target the 50th percentile of your peer group, or state that this was not a factor in making determinations for this element. Provide this disclosure in future filings and tell us how you plan to comply.

While the Company’s overall objective is to target the 50th percentile for each element of compensation, this objective applies primarily to base, annual bonus and long-term incentive components. Therefore, this was not a consideration when the Company designed its executive perquisite package. However, the Company does believe that it offers a reasonable portfolio of executive perquisites when compared to the market place. The Company will provide such additional disclosure in future filings.

Executive Compensation, page 26

7.	Footnote 3 to the summary compensation table discloses that the amounts reflected in the table reflect the dollar amounts recorded for financial statement purposes for compensation on option awards under SFAS 123R and that such amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. Please explain how your treatment of forfeitures is consistent with the guidance in SFAS 123R.

The Company recognizes compensation expense for its stock options, net of estimated forfeitures, on a straight-line basis so that the award is fully expensed at the vesting date, in accordance with SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”). The Company notes that Footnote 3 to the summary compensation table referred to above incorrectly indicates that the dollar amounts reflected in the table for option awards are the dollar amounts recorded in the financial statements (ie, net of estimated forfeitures in accordance with SFAS No. 123(R)). Rather, the dollar amounts reflected in the table for option awards are the total cost of the related options excluding the impact of estimated forfeitures. The Company will correct and clarify the language in this footnote in future filings.

Kevin Woody

United States Securities and Exchange Commission

May 6, 2009

Form 10-K for the fiscal year ended September 30, 2008

Financial Statements

Consolidated Statements of Operations, page 49

8.	Please tell us and disclose why the sale of your Cyborg business did not meet the criteria in paragraphs 41 to 42 of SFAS 144 to be presented as discontinued operations.

Subsequent to the sale of the Company’s Cyborg business, the Company has entered into licensing agreements with the acquirer of the Cyborg business for certain products to fulfill the Company’s contractual obligations to HR BPO clients. The Company continues to service certain HR BPO clients using the Cyborg software platform. As a result, the Company has continuing direct cash flows to service such clients and therefore did not classify as a discontinued operation.

The Company believes the net assets and operations of Cyborg met the criteria of a “component of an entity” as described in paragraph 41 of SFAS No. 144 because, among other things, cash flows and operations were clearly distinguished.

Paragraph 42 of SFAS No. 144 discusses two criteria which must be met in order to qualify as discontinued operations:

“42. The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

In November 2004, EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations (“EITF Issue No. 03-13”) was issued which gave additional guidance on applying the provisions of paragraph 42 of SFAS No. 144. Paragraph 5 and 6 of EITF Issue No. 03-13 indicate:

“5.	Cash flows of a component include gross cash flows (cash inflows and cash outflows) that are associated with the revenue-producing and cost-generating activities of that component (that is, “direct” cash flows). The intention of the criterion in paragraph 42(a) is to determine whether, in substance, the ongoing entity continues either the revenue-producing activities (cash inflows) or the cost-generating activities (cash outflows) of the disposed component after the disposal transaction.

6.	The revenue-producing activities (cash inflows) of the component have been continued and therefore are considered direct cash flows if:

a.	Significant cash inflows are expected to be recognized by the ongoing entity as a result of a migration of revenues from the disposed component after the disposal transaction; or

Kevin Woody

United States Securities and Exchange Commission

May 6, 2009

b.	Significant cash inflows are expected to be received by the ongoing entity as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction.

The cost-generating activities (cash outflows) of the component have been continued and therefore are considered direct cash flows if:

c.	Significant cash outflows are expected to be recognized by the ongoing entity as a result of a migration of costs from the disposed component after the disposal transaction; or

d.	Significant cash outflows are expected to be recognized by the ongoing entity as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction.”

Based on the anticipated continued cash flows from the licensing of software to serve HR BPO clients from the new ongoing entity, the Company concluded that there are continuing direct cash flows and continuing involvement in the operations of the component after the disposal transaction. Accordingly the results do not qualify as discontinued operations, in accordance with SFAS No. 144, paragraph 42 and EITF Issue No. 03-13.

Note 2 Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 59

9.	Please tell us management’s basis for determining that the useful lives of your customer relationship intangibles to be between 10 to 30 years. Within your response, please address how the significantly shorter contract terms for your outstanding contracts and your recent impairments have affected management’s estimates on this estimated useful lives.

The Company determines the useful life of its customer relationship intangibles in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), paragraph 11. According to paragraph 11 of SFAS No. 142, “The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”

In the Company’s Benefits Outsourcing segment, client contracts typically have three to five year terms. The estimated useful life for customer relationship intangibles for the Benefits Outsourcing segment is between 10 to 14 years, and reflects the Company’s assumption that the related clients will contribute directly to cash flows of the Company beyond initial contract terms. Client retention rates are consistently very high for the Benefits Outsourcing segment.

In the Company’s HR BPO segment, client contracts typically have seven to ten year terms. The estimated useful life for customer relationships for the HR BPO segment is between 10 to 15 years, and also reflects the Company’s assumption that the related clients will contribute directly to cash flows of the Company beyond initial contract terms. Significant up-front implementation costs for HR BPO services create significant switching costs and resulting high retention rates for the HR BPO segment.

In the Company’s Consulting segment, client contracts typically are short term in nature, however actuarial and compensation consulting relationships tend to be long-standing, ongoing engagements. The estimated useful life for customer relationships for the Consulting segment is between 10 to 30 years and reflects low historical attrition rates and long-standing customers that have historically renewed their services without significant cost or legal, regulatory, or contractual hindrances.

Kevin Woody

United States Securities and Exchange Commission

May 6, 2009

The Company reviews its intangible assets with definite lives for impairment in accordance with SFAS No.144, paragraphs 8 and 9. Also included in the Company’s review is an assessment of the remaining useful life of the intangible assets, in accordance with SFAS No. 142, paragraph 14. The Company’s recent impairments related to its customer relationship intangibles, primarily in its HR BPO segment, have mostly related to both lower than expected future cash flows and changes in customer contract provisions. In the event that the revised expected future cash flows or changes in customer contract provisions result in a lower estimated remaining useful life, the remaining carrying amount of the related intangible asset is amortized prospectively over that revised remaining useful life.

17.	Legal Proceedings, page 84

10.	We note from your disclosure that you restructured an outsourcing contract during March 2008 which resulted in the incurrence of approximately $20 million of charges during the first two quarters. Please tell us and disclose the circumstances that required restructuring of the contract and how you accounted for this outsourcing contract prior to the restructuring, including how you recorded the associated revenue generated from the contract.

The contract for Client A was considered to be a multiple elements arrangement for purposes of EITF Issue No. 00-21, Revenue Arrangements With Multiple Deliverables (“EITF Issue No. 00-21”). The Company assesses multiple-element arrangements to determine whether they can be separated into more than one unit of accounting. EITF Issue No. 00-21 establishes the following criteria, all of which must be met, in order for a deliverable to qualify as a separate unit of accounting:

•	The delivered items have value to the client on a stand-alone basis;

•	There is objective and reliable evidence of the fair value of the undelivered items; and

•

If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

If these criteria for separation are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue is deferred until the period in which the final deliverable is provided or a predominant service level has been attained. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. Revenue is then recognized using a proportional performance method such as recognizing revenue based on transactional services delivered or on a straight-line basis (as adjusted primarily for volume changes), as appropriate.

The Company determined that none of the multiple elements of Client A’s contract met the criteria of EITF Issue No. 00-21 in order to qualify as separate units of accounting, therefore in accordance with EITF Issue No. 00-21, the Company deferred both ongoing revenues and costs (including specific, incremental and direct costs of implementation, as well as ongoing service delivery costs) until the period in which the final service deliverable began to be provided (which occurred in the third quarter of fiscal 2006).

Kevin Woody

United States Securities and Exchange Commission

May 6, 2009

During fiscal 2007, the Company initiated a series of active discussions with a number of its HR BPO clients to negotiate the terms of their contracts to improve the profitability of the HR BPO business. During the first quarter of fiscal 2008, the Company proposed revised terms related to Client A’s contract. In response to the Company’s proposed revised terms to Client A’s contract, Client A proposed adjustments to certain of the proposed revised terms. Later in the first quarter of fiscal 2008, Client A notified the Company of its intent to terminate the contract for cause. The Company continued to work towards resolution of certain issues with Client A throughout the first quarter and into the second quarter of fiscal 2008. As a result of significant negotiation efforts, the Company and Client A reached a definitive agreement in March of 2008 which called for the transition of all HR BPO services back to Client A and the extension of the Benefits services portion of the contract.

As a result of signing the agreement with Client A, the Company recorded the charges identified.

Index to Exhibits, page 93

11.	We note that you are party to various long-term non-cancelable lease agreements for your properties. Item 601(b)(10)(i)(D) of Regulation S-K requires you to file as an exhibit any material lease. Please include any material lease agreement as an exhibit to the Form 10-K. To the extent you have no material lease agreements, please provide us with an analysis.

The Company has analyzed the terms of its leases to assess their materiality under Item 601(b)(10)(ii)(D) of Regulation S-K. The Company’s facilities principally consist of commercial office space. The highest annual rental payments under any of the Company’s leases are $7.1 million, compared with net occupancy expense of $229.2 million and total operating expense of $2.95 billion for 2008. Further, if any of the Company’s leases were cancelled, the Company believes it would be able to find replacement space in the markets in which it operates at a reasonable cost and without material disruption to its business. For these reasons, the Company has concluded that none of its leases are material from either a financial or operational standpoint and, thus, need not be filed as exhibits to its periodic reports. However, if the Company determines in the future that any of its leases is material within the meaning of Item 601(b)(10)(ii)(D) of Regulation S-K, the Company will file those leases as exhibits in future filings.

12.	Please identify each management contract or compensatory plan or arrangement as required by paragraph 3 of Item 15(a) of Form 10-K. Please provide this disclosure in future filings and tell us how you plan to comply.

Each management contract or compensatory plan required to be identified pursuant to paragraph 3 of Item 15(a) is listed in the Exhibit Index to Hewitt’s report on Form 10-K. An excerpt from the Index listing those plans and arrangements is attached. In future filings the Company will mark each such contract, plan or arrangement with an asterisk to identify them separately.

Kevin Woody

United States Securities and Exchange Commission

May 6, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (847) 442-2819.

Sincerely,

By:	/s/ John J. Park
John J. Park
Chief Financial Officer

Kevin Woody

United States Securities and Exchange Commission

May 6, 2009

INDEX TO EXHIBITS

10.1	Hewitt Amended and Restated Global Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.5 to Hewitt Associates, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007).

10.18	Form of Restricted Stock Award (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K filed November 18, 2005).

10.19	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K filed November 18, 2005).

10.20	Change in Control Executive Severance Plan (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed October 7, 2005).

10.23	Form of Director Stock Option Agreement (incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K filed November 18, 2005).

10.24	Form of Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K filed November 18, 2005).

10.25	Letter Agreement between Russell P. Fradin and Hewitt Associates, Inc. dated August 8, 2006 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed August 14, 2006).

10.26	Corrected Fiscal Year 2007 Performance Share Program Award Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed May 9, 2007).

10.27	Employment letter dated December 18, 2006 to Matthew Levin (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the year ended September 30, 2007).

10.28	Employment letter dated April 16, 2007 to Jay Rising (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed May 9, 2007).

10.29	Employment letter dated March 23, 2007 to Tracy Keogh (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed August 8, 2007).

10.30	Letter Agreement dated as of August 2, 2008 between Hewitt Associates LLC and Perry O. Brandorff (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed August 8, 2008).

10.31	Employment letter dated October 10, 2007 to Steven J. Kyono (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the year ended September 30, 2007).

10.32	Employment letter dated May 5, 2008 to Vincent R. Coppola (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

10.33	Form of Fiscal Year 2008 Performance Share Program Award Agreement (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed December 12, 2007).

10.34	Form of Fiscal Year 2008 Stock Option Program Award Agreement (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed December 12, 2007).

10.35	Form of Fiscal Year 2008 Director Equity Deferral Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarter ended December 31, 2007).

10.36	Form of Fiscal Year 2008 Director Retainer Deferral Agreement (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarter ended December 31, 2007).

10.37	Summary of Compensation Arrangements for Eric Fiedler and Yvan Legris (incorporated by reference to Item 5.02 to Current Report on Form 8-K/A filed October 3, 2008).